PERCEPTRE INC
Statement of Changes in Shareholders' Equity
From September 7, 2016 (Inception) to December 31, 2016
(Unaudited)

	Common Stock		Retained Deficit	Total Shareholders' Equity
	Shares	Amount		
Balance, September 7, 2017 (Inception)	-	$ -	$ -	$ -
Issuance of shares	10,470,000	850		850
Net loss			(847)	(847)
Balance, December 31, 2016	10,470,000	$ 850	$ (847)	$ 3